MCARTech, Inc.
Review Report
Period's Ending December 31, 2020 and December 31, 2021

Prepared by:

Risetter & Associates LLC
Certified Public Accountants
105 Lincolnway Suite 202
Valparaiso, Indiana 46383
Phone (219) 464-0678
www.ras-cpa.com

MCARTech, Inc.
Munster, IN

TABLE OF CONTENTS



Risetter

Risetter & Associates llc
Audit Tax Advisory

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders of
MCARTech, Inc.
Munster, IN

We have reviewed the accompanying balance sheet of MCARTech, Inc. as of December 31, 2020 and December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the period then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Risetter & Associates LLC

Risetter & Associates LLC

Valparaiso, Indiana
Friday, January 06, 2023

MCARTech, Inc.
BALANCE SHEET
Period Ending December 31, 2020 and 2021

ASSETS

		12/31/21		12/31/20
CURRENT ASSETS				
Cash	$	251,026	$	157,802
Accounts receivable, net of allowances		7,910		233
Other current assets				14,023
Total current assets		**258,936**		**172,058**
LONG-TERM ASSETS				
Other long term assets		1,853		1,853
Total long-term assets		**1,853**		**1,853**
TOTAL ASSETS	$	**260,789**	$	**173,911**

LIABILITIES & SHAREHOLDERS' EQUITY

		12/31/21		12/31/20
CURRENT LIABILITIES				
Short term debt		206,694		5,936
Accrued liabilities		96,500		35,000
Taxes payable				1,149
Deferred income/revenue		18,000		
Due to related parties		25,111		18,908
Total current liabilities		**346,305**		**60,993**
LONG-TERM LIABILITIES				
Total long-term liabilities		**0**		**0**
TOTAL LIABILITIES		**346,305**		**60,993**
SHAREHOLDERS' EQUITY				
Retained earnings (deficit) - beginning		112,918		241,868
Net income (loss)		(198,434)		(128,950)
Retained earnings (deficit) - ending		**(85,516)**		**112,918**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$	**260,789**	$	**173,911**

MCARTech, Inc.
INCOME STATEMENT
Period Ending December 31, 2020 and 2021

		YTD 2021		YTD 2020
REVENUE		36,202		85,048
COST OF GOODS SOLD				
Cost of good sold		15,919		337
Total cost of goods sold		15,919		337
GROSS PROFIT	$	20,283	$	84,711
OPERATING EXPENSES				
Employee benefits		4,395		5,231
Insurance		4,787		
Office expenses		3,113		42,951
Professional fees		9,327		8,115
Salaries and wages		106,000		96,000
Sub-contracts		92,341		22,437
Supplies		80		
Computer-related expenses		2,203		2,614
Travel expenses		9,117		8,821
Total operating expenses		231,363		186,169
NET INCOME	$	(211,080)	$	(101,458)
Revenue - other		13,072		
Taxes		(426)		(27,492)
NET INCOME	$	(198,434)	$	(128,950)

MCARTech, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
Period Ending December 31, 2020 and 2021

	Common Stock	Preferred Stock	Additional Paid in Capital	Accumulated Deficit	Totals
January 01, 2020	$ 1,000	$	$	$ 240,868	$ 241,868
Net Loss				(128,950)	128,950
December 31, 2020	$ 1,000	$	$	$ 369,818	$ 112,918
Net Loss				(198,434)	198,434
December 31, 2021	$ 1,000	$	$	$ 568,252	$ (85,516)

MCARTech, Inc.
STATEMENT OF CASH FLOWS
Period Ending December 31, 2021 and 2023

	12/31/2021	12/31/2020
Cash flows from operating activities		
Deficiency of revenue over expenses	(198,434)	(128,950)
Increase in accounts receivable	(7,678)	
Decrease in accounts receivable		103,093
Increase in Prepaid expenses		(14,676)
Decrease in Prepaid expenses	14,023	
Decrease in accounts payable		(2,513)
Increase in deferred revenue	18,000	
Decrease in accrued expenses	61,500	35,000
Decrease in taxes payable	(1,149)	(13,257)
Net cash provided (utilized) by operating activities	$ (113,738)	$ (21,303)
Cash flow from investing activities		
Net cash provided (utilized) by investing activities	$ 0	$ 0
Cash flow from financing activities		
Issuance of debt	206,962	181
Net cash provided (utilized) by financing activities	$ 206,962	$ 181
Net cash provided (utilized)	$ 93,224	$ (21,122)
Cash at beginning of year	157,802	178,924
Cash at end of period	$ 251,026	$ 157,802

NOTE 1   NATURE OF ACTIVITIES

MCARTech Inc offers clients an affordable & adaptable industrial Asset Reliability Solutions to help prevent equipment failures with serious consequences. ALERT (Adaptable Leading-Edge Reliability Techniques) is a knowledge driven IIoT (Industrial Internet of Things) - based Remote Monitoring and Predictive Diagnostics application, developed by MCARTech, Inc. ALERT continuously monitors critical assets for any abnormal system behaviors and notifies plant personnel of predicted machine failures before they happen, along with safe and timely countermeasures. With ALERT, clients can bolster overall equipment effectiveness (OEE) by up to an estimated 5% per year, and reduce unplanned maintenance cost to under 10% of the overall maintenance cost.

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable
Accounts receivable from contracts are based on contracted prices. The Company determines an allowance for doubtful accounts based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Normal accounts receivable are due 30 days following the issuance of an invoice. Receivables over 120 days that are determined uncollectible will be written off. Based on historical collections over the past year, the Company believes all accounts are fully collectible.

Inventory
The Organization does not have any inventory as of 2020 & 2021, respectively.

Depreciation
The Organization does not have any assets as of 2020 & 2021, respectively.

Advertising
Advertising costs are expensed as incurred.

Use of Estimates:
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Areas where estimates are used in the accompanying financial statements include depreciation lives of fixed assets. Actual results could differ from those estimates.

Cash and Statement of Cash Flows:

Cash and cash equivalents include cash on hand, checking and savings and any certificates of deposits less than thirty (30) day maturity.

Income Tax

The Company is a taxable Corporation under the Internal Revenue Code and files a 1120 Tax Return. Provision or liability for federal income taxes has been included in the financial statements.

The Company files income tax returns with the Internal Revenue Service and the Indiana Department of Revenue.

Revenue Recognition

The Organization recognizes service contract revenue in the period earned.

Operating Cycle

The length of the Company's service contracts vary, but the length is typically more than one year.

NOTE 3   ACCOUNTS RECEIVABLE

The Organization maintains their accounts receivable and reduces these amounts through bad debt expense as required. No bad debt was expensed in 2020 or 2021.

NOTE 4   ACCOUNTS PAYABLE & NOTES PAYABLE SHORT TERM

The Organization maintains their accounts payable with standard terms payable.

The Organization maintains their credit card balances and short term loans with standard terms payable.

NOTE 5   FIXED ASSETS

The Organization does not have any fixed assets.

NOTE 6 NOTES PAYABLE & LONG TERM DEBT

The Organization does not have any long-term liabilities.

NOTE 7 OTHER INCOME

The Organization received forgiveness of their PPP loan in 2021 in the amount of $14,058.44.

NOTE 8 GOINING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses the past two (2) years and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.